UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Publicly held company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with the provisions of CVM Resolution No. 44, hereby informs its shareholders and the market in general that Radar Group, on the date of yesterday, through certain of its subsidiaries (“Radar”), which hold agricultural properties with investments by Cosan, has entered into a purchase and sale commitment agreement (“Purchase and Sale Agreement”) for the disposal of part of the properties in its portfolio (“Properties”).

The Properties correspond to 12% of Radar’s total agricultural land portfolio, are in the state of Mato Grosso, comprise a total area of 41,214 hectares, and are used for the cultivation of soybeans, corn, and cotton. The total price offered by the third-party buyer for these Properties is BRL 1.85 billion, of which approximately BRL 586 million corresponds to Cosan’s interest.

The completion of the transaction is subject to certain customary conditions precedent for this type of transaction.

This transaction is aligned with Cosan’s strategy of divestments, deleveraging, and portfolio simplification.

Cosan will keep its shareholders and the market duly informed in accordance with the applicable regulations.

São Paulo, June 17, 2026

Rafael Bergman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer